Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

Offering Summary dated April 29, 2008

(Related to the Pricing Supplement No. 2008-MTNDD266, Subject to Completion, Dated April 29, 2008)

Principal-Protected Notes Based Upon a Basket of Commodities Due , 2013

Issuer:	Citigroup Funding Inc.
Security:	Principal-Protected Notes Based Upon a Basket of Commodities Due 2013
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company.
Rating of the Issuer’s Obligations:	Aa3/AA- (Moody’s/S&P) based upon the Citigroup Inc. guarantee and subject to change during the term of the Notes.
Protection of Initial Investment:	100% if held on the Maturity Date.
Pricing Date:	May , 2008.
Issue Date:	May , 2008.
Valuation Date:	Five Business Days before the Maturity Date.
Maturity Date	Approximately five years after the Issue Date.
Interest:	The Notes will pay a one-time coupon expected to equal approximately 4.50% to 5.50% (to be determined on the Pricing Date) of the principal amount of the Notes. The one-time coupon will be paid in cash at maturity.
Payment at Maturity:	For each US$1,000 Note, US$1,000 + Basket Return Amount, which may be positive or zero.
Basket Return Amount:	US$1,000 x sum of the Weighted Commodity Returns, provided that the Basket Return Amount per Note will not be less than zero.
Weighted Commodity Return:	Ending Price – Starting Price x applicable Weighting Percentage Starting Price
Weighting Percentages:	The Weighting Percentage for the S&P GSCI™ Agriculture Excess Return Index will be 30% and the Weighting Percentage for each of the other Basket Commodities will equal approximately 11.666%.
Issue Price:	100% of the principal amount.
Underwriting Discount:	0.00%. However, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Notes declines. You should refer to “Key Risk Factors” below and “Risk Factors Relating to the Notes” and “Plan of Distribution” in the preliminary pricing supplement related to this offering for more information.
Sales Commission Earned:	$30.00 (to be determined on the Pricing Date) per Note for each Note sold by a Smith Barney Financial Advisor.
Sales Concession Granted:	Not to exceed $30 (to be determined on the Pricing Date) per Note for each Note sold by a dealer, including Citicorp Financial Services Corp., Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets.

(continued on next page)

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

Starting Price:

•      For light, sweet crude oil, the settlement price of the front-month light, sweet crude oil contract traded on the NYMEX on the Pricing Date as quoted on Reuters page 2CLcl or any successor page.

•      For natural gas, the settlement price of the front-month contract traded on the NYMEX on the Pricing Date as quoted on Reuters page 2NGcl or any successor page.

•      For aluminum, the cash settlement price, stated in U.S. dollars, of aluminum traded on the LME on the Pricing Date as quoted on Reuters page SETTMAL01 or any successor page

•      For copper, the cash settlement price, stated in U.S. dollars, of copper traded on the LME on the Pricing Date, as quoted on Reuters page SETTMCU01 or any successor page

•      For nickel, the cash settlement price, stated in U.S. dollars, of nickel traded on the LME on the Pricing Date, as quoted on Reuters page SETTMNI01 or any successor page.

•      For gold, the London PM Fix of a troy ounce of gold on the Pricing Date, as quoted on Reuters page GOFO or any successor page

•      For the S&P GSCI™ Agriculture Excess Return Index, the closing value of the S&P GSCI™ Agriculture Excess Return Index on the Pricing Date, as quoted on Reuters page .SPGSAGP or any successor page.

Ending Price:

•      For light, sweet crude oil, the settlement price of the front-month light, sweet crude oil contract traded on the NYMEX on the Valuation Date as quoted on Reuters page 2CLcl or any successor page.

•      For natural gas, the settlement price of the front-month contract traded on the NYMEX on the Valuation Date as quoted on Reuters page 2NGcl or any successor page.

•      For aluminum, the cash settlement price, stated in U.S. dollars, of aluminum traded on the LME on the Valuation Date as quoted on Reuters page SETTMAL01 or any successor page

•      For copper, the cash settlement price, stated in U.S. dollars, of copper traded on the LME on the Valuation Date, as quoted on Reuters page SETTMCU01 or any successor page

•      For nickel, the cash settlement price, stated in U.S. dollars, of nickel traded on the LME on the Valuation Date, as quoted on Reuters page SETTMNI01 or any successor page.

•      For gold, the London PM Fix of a troy ounce of gold on the Valuation Date, as quoted on Reuters page GOFO or any successor page

•      For the S&P GSCI™ Agriculture Excess Return Index, the closing value of the S&P GSCI™ Agriculture Excess Return Index on the Valuation Date, as quoted on Reuters page .SPGSAGP or any successor page.

Denominations:	Minimum denominations and increments of US$1,000.
Listing:	None
Calculation Agent:	Citibank, N.A.
Business Day:	Any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York or in London, England are authorized or obligated by law or executive order to close; provided that with respect to certain determinations relating to light, sweet crude oil and natural gas only, a Business Day means any day on which the NYMEX is open for trading and the settlement price for front-month light, sweet crude oil futures contracts is calculated and published; provided, further, that with respect to a Market Disruption Event relating to aluminum, copper or nickel only, a Business Day means any day on which the LME is open for trading and the cash settlement price of aluminum, copper and nickel is calculated and published; provided, further, that with respect to a Market Disruption event relating to the S&P GSCI™ Agriculture Excess Return Index, a Business Day means a day, as determined by the calculation agent, on which the S&P GSCI™ Agriculture Excess Return Index is calculated and published and on which stocks or futures contracts comprising more than 80% of the value of that index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the S&P GSCI™ Agriculture Excess Return Index.
CUSIP:

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

How The Notes Work

Principal-Protected Notes Based Upon a Basket of Commodities Due 2013 (the “Notes”) are hybrid investments that combine characteristics of commodity and fixed-income instruments. Similar to a fixed income investment, these Notes offer investors the safety of 100% principal protection if held at maturity. The Notes will pay a one-time coupon expected to equal approximately 4.50% to 5.50% (to be determined on the Pricing Date) of the principal amount of the Notes in cash at maturity. At maturity, the Notes will pay an amount that is based on the Commodity Returns, the change in the price or closing value, as applicable, of the Basket Commodities making up the underlying commodity basket from the Pricing Date to the Valuation Date. This type of investment allows investors to participate in the change in the price or closing value, as applicable, of the Basket Commodities without risk to their initial investments.

The Notes are commodity basket-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately five years. At maturity, you will receive an amount in cash equal to the sum of your initial investment in the Notes plus a Basket Return Amount, if any, which may be positive or zero. The Basket Return Amount will depend on the sum of the Weighted Commodity Returns. The sum of the Weighted Commodity Returns depends on the percentage change from the Pricing Date to the Valuation Date in the prices or closing value, as applicable, of the Basket Commodities as measured by (i) in the case of light, sweet crude oil, the settlement price of the front-month light, sweet crude oil contract traded on the New York Mercantile Exchange (“NYMEX”), (ii) in the case of natural gas, the settlement price of the front-month natural gas contract traded on the NYMEX, (iii) in the case of aluminum, the cash settlement price of aluminum traded on the London Metal Exchange (the “LME”), (iv) in the case of copper, the cash settlement price of copper traded on the LME, (v) in the case of nickel, the cash settlement price of nickel traded on the LME, (vi) in the case of gold, the London PM Fix of a troy ounce of gold, and (vii) in the case of the S&P GSCI™ Agriculture Excess Return Index, the closing value of the S&P GSCI™ Agriculture Excess Return Index. If the sum of the Weighted Commodity

Returns on the Valuation Date is less than or equal to zero, the payment you receive at maturity will equal the amount of your initial investment in the Notes. If the sum of the Weighted Commodity Returns on the Valuation Date is greater than zero, the payment you receive at maturity will be greater than the amount of your initial investment in the Notes. The Basket Return Amount will equal the product of (1) the principal amount of Notes held at maturity and (2) the sum of the Weighted Commodity Returns on the Valuation Date, expressed as a percentage. Because the Notes are principal protected if held to maturity, the payment you receive at maturity will not be less than the amount of your initial investment in the Notes, even though the amount payable to you at maturity is dependent upon the performance of the Basket Commodities.

Type of Investor

These Notes are not a suitable investment for investors who require regular fixed income payments since no payments will be made prior to maturity. These Notes may be an appropriate investment for the following types of investors:

■

Investors looking for exposure to the potential appreciation of the prices or closing value, as applicable, of the Basket Commodities without risk to their initial investments but who are willing to forego current income.

■	Investors expecting a substantial appreciation in the aggregate price or closing value, as applicable, of the Basket Commodities over the term of the Notes.

■	Investors who seek to add a commodity basket-linked investment to their portfolio for diversification purposes.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the Notes, including payments of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup.

Benefits of the Notes

■	Coupon Payable at Maturity

The Notes will pay a one-time coupon expected to equal approximately 4.50% to 5.50% (to be determined on the Pricing Date) of the principal amount of the Notes. The one-time coupon will be paid in cash at maturity. There will be no coupon payment prior to maturity.

■	Return Potential

The Basket Return Amount payable at maturity is based on the Commodity Returns, enabling you to participate in the potential appreciation in the price or closing value, as applicable, of the Basket Commodities during the term of the Notes without directly investing in the Basket Commodities.

■	Preservation of Your Investment

On the Maturity Date, we will pay you the principal amount of the Notes you then hold regardless of the performance of the Basket Commodities’ prices or closing value, as applicable.

■	Diversification

The Notes are linked to the performance of the Basket Commodities’ prices or closing value, as applicable, and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

■	The Basket Return Amount May Be Zero

The amount of the maturity payment is based on the Basket Return Amount, which in turn is based on the Weighted Commodity Returns of the Basket Commodities from the Pricing Date to the Valuation Date. If the sum of the Weighted Commodity Returns is less than or equal to zero, the maturity payment will be limited to the amount of your initial investment in the Notes. This will be true even if the price of one or more of the Basket Commodities was greater than its Starting Price at one or more times from the Pricing Date to the Valuation Date, but because of the price of the Basket Commodities on the Valuation Date and the Weighting Percentages applied, the sum of the Weighted Commodity Returns on the Valuation Date is not greater than zero.

■	The Use of the Sum of the Weighted Commodity Returns on a Basket of Commodities Instead of a Single Commodity Return May Lower the Return on Your Investment

Because the Basket Return Amount will be based on the sum of the Weighted Commodity Return for each Basket Commodity, a significant increase in the Ending Price of one Basket Commodity Relative to its Starting Price may be substantially or entirely offset by a decrease in the Ending Price of the other Basket Commodities relative to their Starting Prices during the term of the Notes.

■	No Periodic Payments

You will not receive any periodic payments of interest or any other periodic payments on the Notes prior to maturity.

■	Potential for a Lower Comparable Yield

The maturity payment is linked to the performance of the price or closing value, as applicable, of the Basket Commodities, which will fluctuate in response to market conditions. As a result, if the sum of the Weighted Commodity Returns is less than     %, the effective yield on the Notes will be lower than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, the Weighting Percentages, changes in the price or closing value, as applicable of the Basket Commodities, interest rates and Citigroup Funding and Citigroup’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Tax Treatment of the Notes

Because the Notes are contingent payment debt obligations of Citigroup Funding, you will be required to include the original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes, although holders will receive no payment on the Notes in tax years prior to maturity.

■	Citigroup Credit Risk

The Notes are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Fees and Conflicts

Citibank, N.A. and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the relevant commodities or the futures contracts underlying the S&P GSCI™ Agriculture Excess Return Index or other instruments, such as options, swaps or futures, based upon the Basket Commodities or the futures contracts underlying the S&P GSCI™ Agriculture Excess Return Index, by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citibank, N.A.’s role as the Calculation Agent for the Notes may result in a conflict of interest.

Front-Month Light, Sweet Crude Oil Contract and Natural Gas Contract

General

The Basket Return Amount, if any, will be determined in part by reference to the settlement price of the front-month light, sweet crude oil futures contract and the natural gas futures contract traded on the NYMEX. A front-month light, sweet crude oil contract or natural gas contract is an exchange-traded futures contract traded on the NYMEX. It provides for the future purchase and sale of a specified type and quantity of a commodity – in this case, light, sweet crude oil or natural gas, as applicable – at an agreed upon price (the “settlement price”). The futures contract provides for a specified settlement month in which the commodity is to be delivered by the seller. A “front-month” contract is the contract next scheduled for settlement. For example, as of April 29, 2008, the front-month light, sweet crude oil contract is a contract for delivery of light, sweet crude oil in June 2008.

You should refer to the preliminary pricing supplement related to this offering for additional information on the front-month light, sweet crude oil contract and natural gas contract, including additional information on the NYMEX.

We have derived all information regarding the front-month light, sweet crude oil contract and natural gas contract and the NYMEX from publicly available sources without independent verification. Such information reflects the policies of, and is subject to change without notice by, the NYMEX. We make no representation or warranty as to the accuracy or completeness of such information.

Historical Data on the Front-Month Light, Sweet Crude Oil Futures Contract

The following table sets forth, for each of the quarterly periods indicated, the high and low settlement price of the front-month light, sweet crude oil futures contract traded on the NYMEX, as reported by Reuters. These historical data on the front-month light, sweet crude oil futures contract are not indicative of the future performance of the front-month light, sweet crude oil futures contract or what the value of the Notes may be. Any historical upward or downward trend in the settlement price of the front-month light, sweet crude oil futures contract during any period set forth below is not an indication that the settlement price of the front-month light, sweet crude oil futures contract is more or less likely to increase or decrease at any time during the term of the Notes.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003	High	37.8300	32.36.00	32.3900	33.7100
	Low	26.9100	25.2400	26.9600	28.4700

2004	High	38.1800	42.3300	49.9000	55.1700
	Low	32.4800	34.2700	38.3900	40.7100

2005	High	56.7300	60.5400	69.8100	65.4700
	Low	42.1200	46.8000	56.7200	56.1400

2006	High	68.3500	75.1700	77.0300	63.7200
	Low	57.6500	66.2300	60.4600	55.8100

2007	High	66.0300	70.6800	83.3200	98.1800
	Low	50.4800	61.47.00	69.2600	79.0200

2008 (through April 28)	High	110.3300	119.3700
	Low	86.9900	100.9800

The settlement price of the front-month light, sweet crude oil futures contract traded on the NYMEX on April 28, 2008 was $118.75.

Historical Data on the Front-Month Natural Gas Futures Contract

The following table sets forth, for each of the quarterly periods indicated, the high and low settlement price of the front-month natural gas futures contract traded on the NYMEX, as reported by Reuters. These historical data on the front-month natural gas futures contract are not indicative of the future performance of the front-month natural gas futures contract or what the value of the Notes may be. Any historical upward or downward trend in the settlement price of the front-month natural gas futures contract during any period set forth below is not an indication that the settlement price of the front-month natural gas futures contract is more or less likely to increase or decrease at any time during the term of the Notes.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003	High	9.5770	6.5210	5.5200	7.2210
	Low	4.9350	4.9190	4.4300	4.4590

2004	High	7.2870	6.7050	6.9110	8.7520
	Low	5.0770	5.5090	4.5700	6.1490

2005	High	7.6530	7.7490	14.1960	15.3780
	Low	5.7900	6.1230	7.1710	11.0220

2006	High	10.6260	8.1920	8.2110	8.8710
	Low	6.5470	5.8870	4.2010	5.6430

2007	High	7.8710	8.1910	7.0100	8.6370
	Low	6.1620	6.6550	5.3800	6.7610

2008 (through April 28)	High	10.2300	10.9630
	Low	7.6210	9.3220

The settlement price of the front-month natural gas futures contract traded on the NYMEX on April 28, 2008 was $11.28.

Aluminum, Copper and Nickel Prices

General

The Basket Return Amount, if any, will be determined in part by reference to the cash settlement prices of aluminum, copper and nickel set by the London Metal Exchange (“LME”). The LME provides a transparent forum for the trading of futures contracts for non-ferrous metals and plastics. As a result of this trading, daily prices are “discovered” and published by the LME which the physical industry around the world use as the basis of price negotiations for the physical sale or purchase of metals or plastics. The cash settlement prices of aluminum, copper and nickel are set during the second “ring” or round of trading at the LME, during which session only those broker members permitted to take part in ring trading may process their clients’ orders on the trading floor. At present there are 11 “ring dealers.” The cash settlement price is the last cash offer price quoted for the relevant metal at the end of the five-minute ring relating to the relevant metal in the second ring session of the day.

You should refer to the preliminary pricing supplement related to this offering for additional information on the cash settlement prices of aluminum, copper and nickel, including additional information on the LME.

We have derived all information regarding the method by which the LME arrives at settlement prices from publicly available sources without independent verification. Such information reflects the policies of, and is subject to change without notice by, the LME. We make no representation or warranty as to the accuracy or completeness of such information.

Historical Data on the Aluminum Cash Settlement Price

The following table sets forth, for each of the quarterly periods indicated, the high and low cash settlement price of aluminum, as reported by Reuters. These historical data on the cash settlement price of aluminum are not indicative of the future performance of the cash settlement price of aluminum or what the value of the Notes may be. Any historical upward or downward trend in the cash settlement price of aluminum during any period set forth below is not an indication that the cash settlement price of aluminum is more or less likely to increase or decrease at any time during the term of the Notes.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003	High	1459.0000	1440.5000	1505.0000	1592.5000
	Low	1340.5000	1314.5000	1378.0000	1415.0000

2004	High	1754.0000	1826.0000	1823.0000	1964.0000
	Low	1578.5000	1575.0000	1647.0000	1748.0000

2005	High	2031.5000	1991.0000	1909.0000	2289.0000
	Low	1809.0000	1694.0000	1675.0000	1831.0000

2006	High	2634.0000	3275.0000	2614.0000	2886.0000
	Low	2267.0000	2397.5000	2367.5000	2480.0000

2007	High	2953.0000	2871.0000	2791.0000	2582.0000
	Low	2682.0000	2626.0000	2316.0000	2335.5000

2008 (through April 28)	High	3175.0000	3042.0000
	Low	2359.0000	2837.0000

The LME cash settlement price of aluminum on April 28, 2008, as reported on Reuters page SETTMAL01, was $2,951.00.

Historical Data on the Copper Cash Settlement Price

The following table sets forth, for each of the quarterly periods indicated, the high and low cash settlement price of copper, as reported by Reuters. These historical data on the cash settlement price of copper are not indicative of the future performance of the cash settlement price of copper or what the value of the Notes may be. Any historical upward or downward trend in the cash settlement price of copper during any period set forth below is not an indication that the cash settlement price of copper is more or less likely to increase or decrease at any time during the term of the Notes.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003	High	1728.0000	1711.5000	1824.5000	2321.0000
	Low	1544.5000	1564.0000	1638.0000	1790.5000

2004	High	3105.5000	3170.0000	3140.0000	3287.0000
	Low	2337.0000	2554.0000	2700.0000	2835.0000

2005	High	3424.5000	3670.0000	3978.0000	4650.0000
	Low	3072.0000	3113.0000	3444.0000	3905.0000

2006	High	5527.5000	8788.0000	8233.0000	7740.0000
	Low	4537.0000	5561.0000	7230.0000	6290.0000

2007	High	6940.0000	8225.0000	8210.0000	8301.0000
	Low	5225.5000	69.16.0000	6960.0000	6272.5000

2008 (through April 28)	High	8881.0000	8884.5000
	Low	6666.0000	8325.5000

The LME cash settlement price of copper, on April 28, 2008, as reported on Reuters page SETTMCU01, was $8,746.00.

Historical Data on the Nickel Cash Settlement Price

The following table sets forth, for each of the quarterly periods indicated, the high and low cash settlement price of nickel, as reported by Reuters. These historical data on the cash settlement price of nickel are not indicative of the future performance of the cash settlement price of nickel or what the value of the Notes may be. Any historical upward or downward trend in the cash settlement price of nickel during any period set forth below is not an indication that the cash settlement price of nickel is more or less likely to increase or decrease at any time during the term of the Notes.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003	High	9105.5000	9550.0000	10325.0000	16670.0000
	Low	7210.0000	7710.0000	8330.0000	10250.0000

2004	High	17770.0000	15330.0000	15980.0000	16595.0000
	Low	12200.0000	10530.0000	12050.0000	12685.0000

2005	High	16565.0000	17750.0000	15600.0000	14120.0000
	Low	14035.0000	14520.0000	13410.0000	11500.0000

2006	High	15340.0000	23100.0000	34750.0000	35455.0000
	Low	13505.0000	15600.0000	22690.0000	29995.0000

2007	High	50345.0000	54200.0000	36950.0000	33655.0000
	Low	32900.0000	35850.0000	25055.0000	25510.0000

2008 (through April 28)	High	33300.0000	30025.0000
	Low	26410.0000	28200.0000

The LME cash settlement price of nickel, on April 28, 2008, as reported on Reuters page SETTMNI01, was $29,050.00.

Gold Price

General

The Basket Return Amount, if any, will be determined in part by reference to the price of a troy ounce of gold generally known as the “London PM Fix.” The London PM Fix of gold price is set by the five members of the London Gold Market Fixing Ltd. during the afternoon session of the twice daily gold price fix which starts at 3:00 p.m. London, England time. During each session, orders are placed either with one of the five fixing members or with another bullion dealer who will then be in contact with a fixing member during the fixing. The fixing members net-off all orders when communicating their individual net interest at the fixing. The fix begins with the fixing chairman suggesting a “trying price,” reflecting the market price prevailing at the opening of the fix. This is relayed by the fixing members to their dealing rooms which have direct communication with all interested parties. Any market participant may enter the fixing process at any time, or adjust or withdraw its order. The gold price is adjusted up or down until all the buy and sell orders are matched, at which time the price is declared fixed. All fixing orders are transacted on the basis of this fixed price, which is instantly relayed to the market through various media. As of April 29, 2008, the five members of the London Gold Market Fixing Ltd. were the Bank of Nova Scotia – ScotiaMocatta, Barclays Bank Plc, Deutsche Bank AG, HSBC Bank USA, N.A. and Société Générale.

You should refer to the preliminary pricing supplement related to this offering for additional information on the price of gold.

We have derived all information regarding the London PM Fix of gold price from publicly available sources without independent verification. Such information reflects the policies of, and is subject to change without notice by, the London Gold Market Fixing Ltd. We make no representation or warranty as to the accuracy or completeness of such information.

Historical Data on the Gold Price

The following table sets forth, for each of the quarterly periods indicated, the high and low London PM Fix of a troy ounce of gold, as reported by Bloomberg. These historical data on the price of gold are not indicative of the future performance of the price of gold or what the value of the Notes may be. Any historical upward or downward trend in the price of gold during any period set forth below is not an indication that the price of gold is more or less likely to increase or decrease at any time over the term of the Notes.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2003	High	382.1000	371.4000	390.7000	416.2500
	Low	329.4500	319.9000	342.5000	370.2500

2004	High	425.5000	427.2500	415.6500	454.2000
	Low	390.5000	375.0000	387.3000	411.2500

2005	High	443.7000	440.5500	473.2500	536.5000
	Low	411.1000	414.4500	418.3500	456.5000

2006	High	584.0000	725.0000	663.2500	648.7500
	Low	524.7500	567.0000	573.6000	560.7500

2007	High	685.7500	691.4000	743.0000	841.1000
	Low	608.4000	642.1000	648.7500	725.5000

2008 (through April 28)	High	1011.2500	946.0000
	Low	846.7500	887.7500

The London PM Fix of a troy ounce of gold on April 28, 2008, as reported on Reuters page GOFO, was $890.50.

S&P GSCI™ Agriculture Excess Return Index

General

The Basket Return Amount, if any, will be determined in part by reference to the value of the S&P GSCI™ Agriculture Excess Return Index. The S&P GSCI™ Agriculture Excess Return Index is published by S&P and is a sub-index of the S&P GSCI™ Excess Return Index. The S&P GSCI™ Agriculture Excess Return Index contains eight agricultural commodities—corn, wheat, Kansas wheat, soybeans, coffee, cocoa, sugar and cotton—and measures the excess return potentially available from investing in the S&P GSCI™ futures contracts for these eight agricultural commodities and rolling them forward each month (on the 5th—9th business days of each month). It also incorporates the discount or premium obtained by “rolling” hypothetical positions in such contracts forward as they approach delivery.

The levels of the S&P GSCI™ Agriculture Excess Return Index are published by S&P continuously on each business day, with such level being updated every several minutes. As a sub-index of the S&P GSCI™ Excess Return Index, the S&P GSCI™ Agriculture Excess Return Index is constructed and valued in the same way as the S&P GSCI™ Excess Return Index, except that it is specifically limited to corn, wheat, Kansas wheat, soybeans, coffee, cocoa, sugar and cotton. The S&P GSCI™ Excess Return Index measures the daily returns accrued from investing in uncollateralized nearby commodities futures. You can find more information on the S&P GSCI™ and the S&P GSCI™ Excess Return Index on the website of S&P.

You should refer to the preliminary pricing supplement related to this offering for additional information on the S&P GSCI™ Agriculture Excess Return Index, including its historical closing values, respective markup, method of calculation and changes in its components. All such disclosures in the preliminary pricing supplement are derived from publicly available information. We assume no responsibility for the accuracy or completeness of such information. You should also be aware that an investment in the Notes does not entitle you to any dividends or voting rights in respect of the stocks or any other ownership or other interest in respect of the futures contracts included in the S&P GSCI™ Agriculture Excess Return Index.

We have derived all information regarding the S&P GSCI™ Agriculture Excess Return Index from publicly available sources without independent verification. Such information reflects the policies of, and is subject to change without notice by, S&P. We make no representation or warranty as to the accuracy or completeness of such information.

Historical Data on the S&P GSCI™ Agriculture Excess Return Index

The following table sets forth, for each of the quarterly periods indicated, the high and low values of the S&P GSCI™ Agriculture Excess Return Index, as reported by Bloomberg. These historical data on the S&P GSCI™ Agriculture Excess Return Index are not indicative of the future performance of the S&P GSCI™ Agriculture Excess Return Index or what the value of the Notes may be. Any historical upward or downward trend in the S&P GSCI™ Agriculture Excess Return Index during any period set forth below is not an indication that the S&P GSCI™ Agriculture Excess Return Index is more or less likely to increase or decrease at any time over the term of the Notes.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003	High	78.4620	77.9940	77.0630	83.1740
	Low	71.8520	71.2580	70.4240	73.8480
2004	High	91.8950	90.9240	73.8440	64.0770
	Low	81.0590	74.2240	63.3190	60.8960
2005	High	71.2750	67.0480	67.2710	62.5630
	Low	60.0600	61.2600	58.4930	56.8620
2006	High	67.5120	67.0170	64.6680	68.4390
	Low	61.4380	60.2670	55.3990	57.1310
2007	High	68.7600	69.0120	80.4369	84.5540
	Low	61.4070	59.1940	63.6040	72.7390
2008 (through April 28)	High	104.5840	91.1990
	Low	83.6900	84.4380

The closing value of the S&P GSCI™ Agriculture Excess Return Index on April 28, 2008, as reported on Reuters page .SPGSAGP, was $85.80.

License Agreement

S&P and Citigroup Global Markets, an affiliate of Citigroup Funding, have entered into a non-exclusive license agreement providing for the license to Citigroup Global Markets and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial instruments, including the Notes.

The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this pricing supplement:

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. S&P’s only relationship to Citigroup Funding is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P GSCI™ Agriculture Excess Return Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding or the Notes. S&P has no obligation to take the needs of Citigroup Funding or the holders of the Notes into consideration in determining, composing or calculating the S&P GSCI™ Agriculture Excess Return Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.”

Hypothetical Maturity Payment Examples

The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different Ending Prices on the amount payable on the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

■	Issue Price: US$1,000 per Note
■	Starting Price of Light, Sweet Crude Oil Contract: US$114.00
■	Starting Price of Natural Gas Contract: US$10.50
■	Starting Price of Aluminum: US$3,000.00
■	Starting Price of Copper: US$8,800.00
■	Starting Price of Nickel: US$28,700.00
■	Starting Price of Gold: US$950.00
■	Starting Price of the S&P GSCI™ Agriculture Excess Return Index: US$95.00
■	Applicable Weighting Percentage: 30% for the S&P GSCI™ Agriculture Excess Return Index and approximately 11.666% for each other Basket Commodity.
■	Issue Date: May 29, 2008
■	Maturity Date: May 29, 2013
■	The Notes are purchased on the Issue Date and are held through the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Basket Return Amount, which, in turn, will depend on the actual Starting Price and Ending Price of each Basket Commodity.

	Hypothetical Basket Commodity Ending Price
	Light, Sweet Crude Oil (US$)	Aluminum (US$)	Copper (US$)	Natural Gas (US$)	Nickel (US$)	Gold (US$)	SPGSAGP ($)
1	78.65	2,000.50	2,003.50	15.600	15,719	1,011.18	98.57
2	141.07	2,499.50	3,889.00	11.889	30,338	1,053.16	63.73
3	110.45	3,310.50	4,393.00	6.487	21,921	661.71	117.58
4	81.62	4,206.00	4,844.50	9.039	26,056	781.54	109.14
5	102.53	4,075.00	4,738.50	11.975	28,385	1,329.69	82.85
6	131.10	4,001.50	6,730.50	12.971	21,800	864.27	99.20
7	117.78	4,111.00	9,998.00	11.581	28,439	1,274.46	91.05
8	105.25	4,109.50	10,040.00	15.468	29,905	1,191.51	113.96
9	122.91	5,864.00	10,604.00	9.569	38,344	1,256.92	133.46
10	158.39	3,703.00	10,900.00	18.036	56,087	1,402.42	120.68

	Hypothetical Weighted Commodity Returns (1)
	Light, Sweet Crude Oil	Aluminum	Copper	Natural Gas	Nickel	Gold	SPGSAGP
1	-3.62%	-3.89%	-9.01%	5.67%	-5.28%	0.75%	1.13%
2	2.77%	-1.95%	-6.51%	1.54%	0.67%	1.27%	-9.87%
3	-0.36%	1.21%	-5.84%	-4.46%	-2.76%	-3.54%	7.13%
4	-3.31%	4.69%	-5.24%	-1.62%	-1.07%	-2.07%	4.47%
5	-1.17%	4.18%	-5.38%	1.64%	-0.13%	4.66%	-3.84%
6	1.75%	3.89%	-2.74%	2.75%	-2.80%	-1.05%	1.33%
7	0.39%	4.32%	1.59%	1.20%	-0.11%	3.98%	-1.25%
8	-0.90%	4.31%	1.64%	5.52%	0.49%	2.97%	5.99%
9	0.91%	11.14%	2.39%	-1.03%	3.92%	3.77%	12.15%
10	4.54%	2.73%	2.78%	8.37%	11.13%	5.56%	8.11%

	Hypothetical Sum of the Weighted Commodity Returns	Hypothetical Basket Return Amount (2)	Hypothetical Payment at Maturity (3)	Hypothetical Note Return	Hypothetical Note Return (% per annum)
1	-14.246%	$0.00	$1,050.00	5.00%	1.00%
2	-12.085%	$0.00	$1,050.00	5.00%	1.00%
3	-8.622%	$0.00	$1,050.00	5.00%	1.00%
4	-4.169%	$0.00	$1,050.00	5.00%	1.00%
5	-0.041%	$0.00	$1,050.00	5.00%	1.00%
6	3.115%	$31.15	$1,081.15	8.12%	1.62%
7	10.127%	$101.27	$1,151.27	15.13%	3.03%
8	20.026%	$200.26	$1,250.26	25.03%	5.01%
9	33.240%	$332.40	$1,382.40	38.24%	7.65%
10	43.231%	$432.31	$1,482.31	48.23%	9.65%

(1)	Hypothetical Weighted Commodity Return for each Basket Commodity = [(Ending Price –Starting Price)/ Starting Price] x Applicable Weighting Percentage

(2)	Hypothetical Basket Return Amount = US$1,000 x Sum of the Weighted Commodity Returns, provided that the Basket Return Amount will not be less than zero.

(3)	Hypothetical Payment at Maturity = US$1,000 + Basket Return Amount + One-Time Coupon Amount

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets. All investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their own tax advisors to determine tax consequences particular to their situation.

Because the Notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of the notes will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes. This tax OID (computed at an assumed annual comparable yield of     %, compounded semi-annually) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the Notes (although holders will receive no payment on the Notes prior to maturity), and generally will be reported to U.S. non-corporate holders on an IRS Form 1099. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of tax OID is based on an assumed amount representing all amounts payable on the Notes, including the one-time coupon. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payment to be made in respect of, the Notes. If the total amounts we actually pay are, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the Notes during such periods (with an offsetting ordinary loss). If the total amounts we actually pay are, in fact, higher than this assumed amount, then a U.S. holder will be required to include such additional amount as ordinary income. If a U.S. holder disposes of the Notes, the U.S. holder will be required to treat any gain recognized upon the disposition of the Notes as ordinary income (rather than capital gain).

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes should

not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS Form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

A Note beneficially owned by a non-U.S. holder who at the time of death is neither a resident nor a citizen of the U.S. should not be subject to U.S. federal estate taxes.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Market affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the preliminary pricing supplement related to this offering for more information.

Additional Considerations

If the price or closing value, as applicable, of any Basket Commodity on any date of determination is not reported on the relevant Reuters page or any successor page thereto, but is otherwise published on Bloomberg page CL1 <CMDTY> in the case of light, sweet crude oil; Bloomberg page NG1 <CMDTY> in the case of natural gas; Bloomberg page LOAHDY <CMDTY> in the case of aluminum; Bloomberg page LOCADY <CMDTY> in the case of copper; Bloomberg page LONIDY <CMDTY> in the case of nickel; Bloomberg page GOLDLNPM <INDEX> in the case of gold; and Bloomberg page SPGCAGP <INDEX> in the case of the S&P GSCI™. Agriculture Excess Return Index, the relevant price or closing value will be determined by reference to by such relevant Bloomberg page. If the price or closing value, as applicable, of any Basket Commodity on any date of determination is not reported on the relevant Reuters page or any successor page thereto, or Bloomberg page or any successor page thereto, but is otherwise published by the NYMEX, the LME, the LGMF, or S&P, as applicable, the price or closing value, as applicable, for that Basket Commodity will be determined by reference to the price or closing value, as applicable, of that Basket Commodity so published. If any price or closing value, as applicable, is unavailable on any date of determination because of a Market Disruption Event or otherwise, the price or closing value, as applicable, of that Basket Commodity, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the price of the Basket Commodity or the commodities futures underlying the Basket Commodity, as applicable, on that date obtained from as many dealers in the relevant Basket Commodity or in commodity futures underlying the Basket Commodities, as applicable (which may include Citigroup Global Markets Inc. or any of our other affiliates), but not exceeding three such dealers, as will make such price available to the calculation agent. The determination of the price or closing value, as applicable, of the relevant Basket Commodity by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to three consecutive Business Days on which a Market Disruption Event is occurring, but not past the Business Day prior to maturity. You should refer to the section “Description of the Notes – Basket Return Amount” in the preliminary pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

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